K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 26, 2016

VIA EDGAR

Ms. Christina DiAngelo

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Krane Shares Trust (File Nos. 333-180870 and 811-22698)

Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. DiAngelo:

On behalf of Krane Shares Trust (the “Registrant”), the following are the responses to the comments that we received from you on February 4, 2016 regarding the Registrant’s responses (the “Response Letter”) to comments that you provided on December 17, 2015. These comments relate to the examinations of the Registrant’s public financial filings with respect to its separate series (the “Funds”) for the fiscal year reporting period ended March 31, 2015. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

March 31, 2015 Financial Statements Filed on Form N-CSR

1.	Item 22 of the Response Letter states that the foreign capital gains tax expense disclosed in the Statement of Operations for the KraneShares Bosera MSCI China A Share ETF is an enterprise income tax; however, the response to item 30 states that the fund withheld capital gains tax to account for the enterprise income tax levied by the Chinese government.

a.	If the tax is a capital gains tax, the tax should be presented under the separate income category to which it applies, which would be realized gain.[1]

RESPONSE: In order to invest in A Shares, the Fund was required at its inception to obtain a RMB qualified foreign institutional investor (“RQFII”) license from the Chinese government. The Fund obtained the license upon the application of the Fund’s Co-Adviser, Bosera Asset Management (International) Co., Ltd. (“Bosera”), to Chinese regulators. Effective November 17, 2014, the Chinese government announced in Caishui [2014] 79 that it would tax all capital gains generated pursuant to RQFII licenses prior to November 17, 2014. Thus, the tax was charged to the Fund’s license through its licensee (i.e., Bosera) as a capital gains tax, but was borne by the Fund as an enterprise income tax. It is, therefore, correctly separately reflected as an expense of the Fund.

1 Refer to the Audit Guide of Investment Companies as of 5/1/2014, AAG-INV 6.14: FASB ASC 946-225-45-4 explains that income tax expense should be presented by investment companies under the separate income categories (such as investment income or realized and unrealized gains) to which it applies.

Securities and Exchange Commission

February 26, 2016

b.	Please confirm that the fund accrues for these taxes based on the unrealized position of the securities to which the tax applies.

RESPONSE: The Fund does not currently accrue for the foreign capital gains tax expense disclosed in the financial statements for the fiscal year ended March 31, 2015 because, the Chinese government, in Caishui [2014] 79 advised that it was indefinitely temporarily suspending application of the tax to RQFIIs as of November 17, 2014. Thus, it is currently more likely than not that the Fund will not owe such taxes going forward. The Fund accordingly does not currently accrue for such taxes. The Fund will continue to evaluate the need for an accrual for income, capital gain, or other taxes based on ongoing interpretations of tax laws of the jurisdictions in which it invests. To the extent that the Fund determines that an accrual for taxes is necessary, it will reflect an accrual in the financial statements at such time.

2.	With respect to item 30 of the Response Letter related to the expense example for the KraneShares Bosera MSCI China A Share ETF, Instruction 2 to Item 27(d)(1) of Form N-1A requires that actual expenses be used in the calculation.

a.	Please explain why the capital gains tax was removed from the calculation of actual expenses given that it was presented in the Statement of Operations.

RESPONSE: The tax was not included in the calculation of expenses for the reasons described above – namely, because pursuant to Caishui [2014] 79, it would no longer be applied to the Fund’s RQFII license. Registrant, however, agrees that the tax cited by the Staff should have been included in the calculation of the expense examples reflecting actual expenses.

b.	Please acknowledge the requirement to use actual expenses and represent that the Registrant will follow the applicable guidance going forward.

RESPONSE: Registrant will reflect all of the actual expenses of the Funds to calculate the expense examples in future filings.

* * * *

Securities and Exchange Commission

February 26, 2016

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475.

Sincerely,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:          Jonathan Krane

Jonathan Shelon

Krane Funds Advisors, LLC